UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Invitation, 15 February 2006

TNT N.V. - Buyback of ordinary shares, 16 February 2006

Reply Form, 16 February

TNT N.V. - Buyback of ordinary shares, 17 February 2006

15 February 2006

I N V I T A T I O N

TNT 2005 FULL YEAR AND Q4 RESULTS

TNT plans to announce its 2005 Full Year and Q4 Results before the opening of the Euronext Amsterdam stock exchange on Monday 27th February 2006.

We invite you to attend the results presentation in Amsterdam. The details are as follows:

Date:	Monday 27th February 2006

Venue:	Hilton Hotel Amsterdam
Apollolaan 138, Amsterdam

Hosts:	Peter Bakker Chief Executive Officer
Jan Haars Chief Financial Officer
Mike Richardson Director Investor Relations

Programme:

13:00	Registration (Hilton Hotel)

13:30	Start of presentation Presentation available for downloading at http://group.tnt.com Audio link / conference call - dial in # +31 (0)20 531 5871 Live broadcast via: http://group.tnt.com

14:15	Questions and Answers

15:00	End of programme

Requirements:

To view or listen to the audio webcast, a Windows Mediaplayer plug-in is required. If you do not have this installed on your computer, or if you need to upgrade from an earlier version of Windows Mediaplayer, you can download it from the Microsoft Windows Mediaplayer website at:

http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

For further information, please contact Kathryn Campbell:

Tel +31 20 500 6455

Mobile +31 651 692 708

Email kathryn.campbell@tnt.com

16 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 15, 2006, it purchased 458,800 TNT N.V. ordinary shares at an average price of euro 27.6963 per share.

It is TNT's intention to cancel the repurchased shares.

16 February 2006

In addition to our invitation sent, please find below:

REPLY FORM

TNT 2005 Full Year and Q4 Results

Please complete and return before 22 February, 2006

Fax number: +31(0)20 5007515
Email: kathryn.campbell@tnt.com
Name:
Company:
Phone:
Fax number:
Email:
Please indicate your preference:
I will attend the presentation in person
I will view the presentation via the live internet link (no participation in Q&A)
I will participate in the audio link (Q&A available)
Please remove me from the mailing list

17 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 16, 2006, it purchased 280,000 TNT N.V. ordinary shares at an average price of euro 27.7973 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 17 February 2006